SEC FORM C OFFERING STATEMENT

AUTISM OPTIMISM ILLINOIS INC.

Prepared for SEC Form C Filing under Regulation Crowdfunding

PART I: ISSUER INFORMATION

1. ISSUER IDENTITY

Legal Name: Autism Optimism Illinois Inc.

Legal Status: Corporation

Jurisdiction of Organization: Illinois

Date of Organization: October 7, 2025

Principal Executive Office: 108 Lakeland Avenue Dover, Delaware 19901

Company Website: https://autismoptimismfranchising.com

CIK Number: 0002098143

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2. Crowdfunding Vehicle Structure (Co-Issuer)

The investment vehicle for this offering is:

Legal Name: Autism Optimism Illinois Access Fund, LLC

Legal Status: Limited Liability Company

Jurisdiction: Delaware

Date of Organization: October 7, 2025

Physical Address: 108 Lakeland Avenue, Dover, Delaware 19901

Company Website: https://autismoptimismfranchising.com

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3. ISSUER ELIGIBILITY CERTIFICATION

The issuer certifies that ALL of the following statements are TRUE:

✓ Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia

✓ Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934

✓ Not an investment company registered or required to be registered under the Investment Company Act of 1940

✓ Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding

✓ Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports)

✓ Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies

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4. PRIOR REPORTING COMPLIANCE

The issuer has NOT previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

PART II: COMPANY OWNERSHIP AND CONTROL OF OPERATING COMPANY

5. DIRECTORS AND OFFICERS

SOLE Director of the Company Autism Optimism Illinois, Inc.

Full Name: Arthur Leonard Borkowski, Jr.

Dates of Service: April 2025 – Present (NOTE: I started the strategy + planning of the opening of integrated autism therapy clinics before incorporating on 10/7/25)

Current Principal Occupation and Employer:
Founder, Autism Optimism Illinois, et. Al.

Employer's Business Description:
Autism Optimism Illinois Inc. specifically develops, funds, and operates integrated autism therapy clinics providing Applied Behavior Analysis (ABA), Speech Therapy, Occupational Therapy, and Physical Therapy under one roof in Illinois.

Employment History for the Past 3 Years:

- **Autism Optimism Illinois et. Al. -** *Founder* | **April 2023 – Present**
  Responsibilities: Leading business strategy, fundraising, clinic development, partnerships, and overall vision for launching and scaling integrated autism care centers in Illinois.

- **ALB Group – Healthcare + Growth Consultancy -** *Founder* | **January 208 – Present**
  Responsibilities: Advise healthcare + other B2B2C startups on growth, exit, operations, and strategy.

- *Artsition - Chief Growth Officer in-Residence | July 2024 – Present*
  Responsibilities: Advise B2B2C startups as well as SMBs on growth, exit, operations, and strategy.

SOLE OFFICER of the Company Autism Optimism Illinois, Inc.

Arthur Leonard Borkowski, Jr. -- Founder

April 2025 – Present (NOTE: I started the strategy + planning of the opening of integrated autism therapy clinics before incorporating on 10/7/25)

Primary Responsibilities*:* Leading business strategy, fundraising, clinic development, partnerships, and overall vision for launching and scaling integrated autism care centers in Illinois.

List any previous positions or offices the officer has held with your company, including:

  o **NA**

Other Business Experience (Past 3 Years)

- **Autism Optimism Illinois et. Al. -** *Founder* **| April 2023 – Present**
  Responsibilities: Leading business strategy, fundraising, clinic development, partnerships, and overall vision for launching and scaling integrated autism care centers in Illinois.

- **ALB Group – Healthcare + Growth Consultancy -** *Founder* **| January 208 – Present**
  Responsibilities: Advise healthcare + other B2B2C startups on growth, exit, operations, and strategy.

- *Artsition - Chief Growth Officer in-Residence | July 2024 – Present*
  Responsibilities: Advise B2B2C startups as well as SMBs on growth, exit, operations, and strategy.

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6. PRINCIPAL SECURITY HOLDERS

Name: Arthur Borkowski, Jr.

Address: 108 Lakeland Avenue Dover, Delaware 19901

Securities Held: 100% ownership interest (Membership Interest)

Voting Power: 100%

Relationship to Company: Founder and Sole Owner. Mr. Borkowski serves as sole director and sole officer

PART III: BUSINESS DESCRIPTION

7. BUSINESS OVERVIEW AND PLAN

Mission and Market Problem:

Autism Optimism Illinois Inc. (the "Company") is a mission-driven, clinician-empowered healthcare venture established to finance, launch, and operate integrated, multi-disciplinary autism therapy clinics across Illinois. The Company addresses three critical systemic failures in autism care delivery:

1. **Extreme Wait Times:** Families currently experience 6–18 month wait periods to access critical autism therapies, delaying intervention during crucial developmental windows.

2. **Fragmented Care Delivery:** Children with autism spectrum disorder must travel between separate provider locations to receive Applied Behavior Analysis (ABA), Speech Therapy, Occupational Therapy (OT), and Physical Therapy (PT), creating logistical burdens for families and preventing coordinated treatment approaches.

3. **Clinician Burnout and Turnover:** High turnover rates among Board-Certified Behavior Analysts (BCBAs) and therapists exacerbate access problems and disrupt continuity of care for vulnerable patient populations.

Solution and Service Delivery Model:

The Company operates an integrated, all-in-one, sensory-friendly clinic model that provides all four core autism therapies (ABA, Speech, OT, and PT) under a single roof. This integrated approach enables:

- Collaborative treatment planning across therapeutic disciplines

- Real-time progress tracking and data sharing among providers

- Centralized family support and reduced logistical burden

- Improved clinical outcomes through coordinated intervention strategies

Clinician Empowerment Model:

The Company's operational model is BCBA-centric, designed to reduce clinician burnout and improve retention through:

- **Immediate Equity Participation:** Lead and managing BCBA clinicians receive equity stakes in clinic operations, directly aligning their financial success with clinic performance

- **Operational Autonomy:** Clinical professionals maintain decision-making authority over patient care protocols

- **Administrative Support:** All non-clinical functions—including billing, credentialing, insurance negotiations, human resources, and regulatory compliance—are managed centrally through the Company's franchise partnership with Autism Optimism Franchising, LLC, allowing clinicians to focus exclusively on patient care

Social Impact Commitment:

The Company has established a legally binding covenant to donate 10% of annual net profits to Misericordia Heart of Mercy, a Chicagoland institution serving individuals with developmental disabilities. This commitment is embedded in the Company's operating agreement and corporate mission.

Anticipated Business Plan:

Phase 1: Launch and Proof of Concept (April–June 2026, Q2 FY2026)

- Open flagship clinic (approximately 5,000 square feet) in DuPage County, Illinois, on or around World Autism Awareness Day (April 2, 2026)

- Implement phased service rollout: begin with ABA therapy, expand to include Speech, OT, and PT services within 30–60 days of opening

- Achieve operational breakeven within 4–5 months, based on 12-month cash flow waterfall projections

- Establish operational protocols, quality metrics, and replication procedures

Phase 2: Tranched Growth Strategy (FY2026–FY2027)

Capital deployment will follow a six-tranche structure, with each tranche corresponding to clinic expansion:

- **Tranche 1 ($50,000):** Fund a portion of first clinic setup

- **Tranche 2 ($50,000 - $250,000):** Complete launch of first clinic

- **Tranches 3–6 ($250,000–$1,200,000):** Sequential opening of clinics 2 through 6, with $250,000 allocated per additional clinic location

Each clinic will replicate the integrated care model, operating guidelines, and financial blueprint to ensure scalability and consistent unit economics across locations.

Phase 3: Revenue Generation and Financial Performance

Fiscal Year 1 Projections (April 2026–March 2027):

- Projected revenue: $2.9 million per clinic

- Projected net income: $1.35 million per clinic (46% net margin)

Fiscal Year 2 Projections (April 2027–March 2028):

- Projected revenue: $3.3 million per clinic

- Projected net income: $1.55 million per clinic (47% net margin)

Revenue Stream Composition:

- Medicaid reimbursement: 95%+ of revenue

- Private insurance: Minimal percentage

- Self-pay services: Minimal percentage

- Services billed: ABA, Speech Therapy, Occupational Therapy, Physical Therapy

Phase 4: Long-Term Vision and Exit Strategy

- Establish DuPage County operations as the foundation for a statewide network of Autism Optimism-branded clinics

- Leverage franchisor infrastructure, training hub, and operational playbook for efficient replication across Illinois

- Potential expansion into adjacent geographic markets beyond Illinois

- Exit opportunities may include acquisition by strategic buyer, management buyout, or continuation as an independent, profitable regional network operating as a Borkowski Family Legacy enterprise

Strategic Summary:

The Company is building a scalable, repeatable system that delivers higher-quality coordinated care, improved clinician retention through equity participation, and compelling financial returns, while addressing an urgent social need and fulfilling a community commitment through the Misericordia partnership.

PART IV: RISK FACTORS

8. MATERIAL RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

MATERIAL RISK FACTORS

1. Pre-Operating & Execution Risk: Although there is a National Franchisor. The issuer has no operating history and has not yet secured a lease, hired clinical staff, or treated a single patient. Success is entirely contingent upon raising sufficient capital, identifying and building out suitable real estate, obtaining all necessary state healthcare licenses, recruiting licensed clinicians, and successfully launching the first clinic by the projected on or about April 2026 (Q2 2026).

2. Dependency on Third-Party Franchisor: The business model relies heavily on services provided by Autism Optimism Franchising, LLC, an affiliated entity. Its registration as a franchisor in Illinois is pending. Any disruption in this relationship, failure of the franchisor to perform administrative functions (billing, credentialing, compliance), or termination of the franchise agreement would cripple operations… SEE Disclaimer Below:

    a. Franchise Status Disclaimer. The information presented herein is not part of a franchise offering and, as such, makes no representations to the contrary. Autism Optimism Franchising, LLC, an affiliate of the Borrower, has applied to the State of Illinois for the purpose of becoming an authorized franchisor in the state of Illinois.

    b. Until this registration process is approved by the state of Illinois, Autism Optimism Illinois, et. al., is operating solely as a corporate partner of Autism Optimism Franchising, LLC, and doing so as a non-franchisor corporation.

    c. Autism Optimism Illinois, et. al. (an independent corporate entity) has executed an agreement with Autism Optimism Franchising, LLC to serve as the Master Franchisor for the State of Illinois when the State Registration is approved.

3. Regulatory & Reimbursement Risk: Revenue is primarily dependent on Medicaid and private insurance reimbursements. Changes in healthcare policy, reductions in reimbursement rates, delays in payer credentialing, or loss of in-network status with major insurers would have an immediate and severe negative impact on revenue and profitability.

4. Tranched Funding & "All-or-Nothing" Risk: The offering is structured in tranches, with a minimum of $50,000 (minimum target), to advance the progress of the first clinic, but not enough to open the first clinic and the founder will have to secure additional funding to open the first clinic. If this minimum target is not met, the offering will be cancelled, all funds returned, and no business will launch. Even if the minimum is met, failure to raise subsequent tranches may limit growth and scalability.

5. Personnel & Labor Market Risk: The model requires recruiting and retaining highly specialized, licensed clinicians (BCBAs, OTs, PTs, SLPs). The industry faces a nationwide high turnover (~40% for BCBAs). Inability to attract or retain qualified staff will prevent the issuer from achieving its revenue projections and may force unsustainable increases in labor costs.

6. Illiquidity & Long-Term Horizon: The investment is in a convertible note with a 3-year maturity. There is no public market for the securities, and they are subject to a 1-year transfer restriction under Regulation Crowdfunding rules. Investors may not be able to sell their investment and must be prepared to hold it until a conversion or liquidity event, which may not occur.

7. Financial Projections Are Speculative: The provided Profit & Loss statements and cash flow waterfall are forward-looking projections, not historical results. They are based on assumptions regarding patient enrollment, reimbursement rates, expense control, and ramp-up timing that may prove inaccurate. The issuer has no history of achieving these results.

8. Competition & Market Penetration: The Chicagoland autism therapy market, while large, is becoming competitive. The issuer must differentiate itself and capture market share from

established providers. Failure to attract a sufficient patient caseload quickly will result in losses and may jeopardize viability.

9. Note Conversion & Valuation Risk: The note converts at a $5M valuation cap or a 20% discount to a future equity round. If the issuer fails to raise a future round, the note will mature and become a debt obligation. If the future round valuation is lower than expected, investor equity dilution could be significant.

10. Mission-Led Model Conflict: The binding commitment to donate 10% of net profits to charity, while a core social mission, directly reduces distributable profits to investors. Investor returns are subordinated to this philanthropic commitment.

PART V: USE OF PROCEEDS

9. OFFERING PURPOSE

The purpose of this offering is to raise seed capital to:

1. Launch the Company's first integrated autism therapy clinic in DuPage County, Illinois, with target opening in Q2 2026 (April–June timeframe)

2. Fund sequential rollout of additional clinic locations across Illinois according to tranched deployment strategy

Capital will be allocated to:

- Clinic build-out and tenant improvements

- Medical and therapeutic equipment procurement

- Initial staffing and payroll

- Professional licensing and credentialing

- Insurance panel enrollment and administrative setup

- Operating reserves for working capital during ramp-up period

This deployment strategy executes the Company's scalable, clinician-empowered integrated care model.

10. DETAILED USE OF PROCEEDS

	If the Target Offering Amount Sold ($50,000)	If the Maximum Amount Sold ($1,200,000)
Total Proceeds	$50,000	$1,200,000
Less Offering Expenses:		
4% Platform Fee	$2,000	$48,000
1% Average Transaction Fees	$500	$12,000
Net Proceeds	$47,500	$1,140,000
Use of Net Proceeds		

Fixed Startup Costs (3-month runway)	$47,500	$583,650
Variable Startup Costs (2-month runway)		$544,350
Legal & Admin		$12,000
Total Use of Net Proceeds	$47,500	$1,140,000

Tranche Structure:
Capital is deployed in fixed tranches corresponding to clinic launches. Each clinic requires $251,561 in startup capital. The founder makes no guarantees to provide additional funding between tranches to reach the next full clinic threshold.

- Tranche 1: $50,000 raised → 1 clinic funded at 25%.
- Tranche 2: $251,561 raised → 1 clinic funded to opening. Excess capital rolls to next tranche.
- Tranche 3: $500,000 raised → 2 clinics fully funded.
- Tranche 4: $750,000 raised → 3 clinics fully funded. If $600k is raised, founder bridges $150k to reach the $750k tranche.
- Tranche 5: $1,000,000 raised → 4 clinics fully funded.
- Tranche 6: $1,200,000 raised → 5 clinics fully funded.

Oversubscription Allocation:
Any amount raised above a tranche threshold but below the next will be allocated as working capital reserve for the clinics in operation, while the founder provides the capital necessary to activate the next clinic. This ensures efficient use of investor funds while maintaining the planned rollout.

Runway Notes:
The startup budget for each clinic includes a 3-month prepaid runway for fixed costs (licenses, permits, insurance, utilities, training) and a 2-month runway for variable operating costs (royalties, Misc. and staff payroll).

$201,561 shortfall at the target amount will not be sufficient to open Clinic #1.

PART VI: TESTING THE WATERS MATERIALS

11. PRE-OFFERING MARKETING COMMUNICATIONS

The Company confirms it utilized written communications for testing the waters pursuant to Rule 206 of Regulation Crowdfunding.

Materials Used: Investor presentation deck titled "AOIL_FundingHope_Deck_122725.pdf" and available on the FundingHope offering page.

The content of the testing the waters materials have been attached as an exhibit to Form C.

Additional Information Required:

- Date materials were first used

- Channels through which materials were distributed (email, social media, website, etc.)

PART VII: INVESTOR CANCELLATION RIGHTS

12. CANCELLATION AND RECONFIRMATION RIGHTS

The Company confirms that investors in this offering have the following rights:

Cancellation Rights: Investors may cancel an investment commitment at any time until 48 hours before the offering deadline identified in the offering materials.

Early Close Notification: If the target offering amount is reached before the stated deadline, the Company may close the offering early, provided the Company gives investors at least five (5) business days' advance notice of the new deadline. Investors will retain cancellation rights until 48 hours before the new deadline.

Material Changes: If the Company makes any material changes to the offering terms or the information provided to investors, each investor who has already made an investment commitment will be required to reconfirm their investment within five (5) business days of notification of the material change. If an investor does not reconfirm, the investment commitment will be automatically canceled and all committed funds will be promptly returned.

Process: All investment commitments and cancellations will be processed through the FundingHope platform in accordance with SEC and FINRA regulations.

PART VIII: SECURITIES OFFERING TERMS

13. SECURITIES DESCRIPTION

Security Type: Convertible Promissory Note

Principal Terms:

- **Interest Rate:** 8% per annum
- **Maturity Date:** Three (3) years from date of issuance
- **Valuation Cap:** $5,000,000
- **Conversion Discount:** 20% discount to qualified financing round valuation
- **Minimum Investment:** $100
- **Contingency Date to Meet Minimum Target ($50,000):** January 30, 2027

Conversion Mechanics: Upon a qualified financing round, the convertible note will automatically convert into the same class of securities sold in that financing at the lower of:

1. The valuation cap of $5,000,000, or
2. A 20% discount to the price per share paid by new investors in the qualified financing

Interest Payment: Interest accrues at 8% per annum and accrues. Interest will convert with principal.

Maturity: If no qualified financing occurs within three (3) years, the note matures and payable in cash,

- **The Convertible Promissory Note has been uploaded as an exhibit to the issuer's Form C filing.**

14. VOTING RIGHTS

The convertible promissory notes being offered **do not** carry voting rights while they remain outstanding as debt instruments.

Upon Conversion: If and when the notes convert into equity securities, voting rights will be determined by the class of securities into which they convert, in accordance with the Company's operating agreement and applicable Delaware law.

15. VOTING RIGHTS LIMITATIONS

The securities offered (convertible notes) do not include voting rights prior to conversion.

Upon Conversion: If and when the notes convert into equity securities, voting rights will be determined by the class of securities into which they convert, in accordance with the Company's operating agreement and applicable Delaware law.

16. MODIFICATION OF TERMS

The terms of the convertible promissory notes **cannot** be changed after the offering closes without noteholder consent.

17. PRIOR SECURITIES ISSUANCES

Summary Table of Outstanding Securities (Pre-Offering):

Class of Security	Securities Authorized	Securities Outstanding	Voting Rights	Other Material Rights
Class B Membership Units	Not Specified	100% (Founder)	Yes (Full Control)	Preferred return; Management control.
Common/Class A Units	Not Issued	0	N/A	N/A
Preferred Stock	Not Issued	0	N/A	N/A
Debt Securities	Not Issued	0	N/A	N/A

Class of Security	Securities Authorized	Securities Outstanding	Voting Rights	Other Material Rights
Warrants / Options	Plan Authorized	0 (Reserved Pool)	No (if exercised, underlying unit rights apply)	Rights to acquire profits interests.

Note on Capital Structure: The company's capital structure is simple and founder-controlled. This offering will introduce a new class of security (Convertible Notes) that will, upon a future qualifying equity financing, convert into a class of equity security (likely Preferred Membership Units) with rights and preferences to be established at that time.

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18. DILUTION RISK

Yes, dilution is possible and should be expected.

When the convertible notes offered in this crowdfunding round convert into equity securities, all existing equity holders at the time of conversion will experience dilution in their percentage ownership. Additionally:

- **Future Financing:** The Company anticipates requiring additional capital to fund the opening of multiple clinic locations. Any future issuance of equity or convertible securities will dilute the ownership percentage of existing equity holders, including investors in this offering.

- **Employee Equity:** The Company's business model includes equity participation for lead BCBA clinicians. Issuance of equity to employees or consultants will result in dilution to all other equity holders.

- **Conversion Timing:** Investors whose notes convert at different times or valuations may experience different dilution outcomes depending on the valuation cap or conversion discount that applies to their investment.

- **Protective Provisions:** Noteholders do not have any anti-dilution protection, pre-emptive rights, or pro rata participation rights in future rounds.

Investors should assume their ownership percentage will decrease over time due to future capital raises and equity issuances necessary to execute the Company's business plan.

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19. DIFFERENCES FROM EXISTING SECURITIES

The Company has not previously issued securities other than membership units to the founder.

Upon Conversion: The securities received upon conversion of the notes will be the same class as founder's units.

20. RIGHTS OF PRINCIPAL SHAREHOLDERS

Arthur Borkowski, Jr., as the 100% owner and controlling member of the Company, holds complete decision-making authority over all material corporate actions, including but not limited to:

- Future financing rounds and valuation determinations
- Issuance of additional securities
- Merger, acquisition, or sale of the Company
- Distribution policies and timing
- Operational and strategic decisions
- Amendment of operating agreement
- Admission of new members
- Related-party transactions

Impact on New Investors:

Investors in this offering will be minority, non-voting creditors (while notes remain outstanding) and minority members (upon conversion) with no ability to:

- Influence or vote on company decisions
- Block transactions that may dilute their interests
- Require distributions or liquidity events
- Access detailed company information beyond required annual reports
- Challenge decisions of the controlling member

Fiduciary Duties: The controlling member owes fiduciary duties under Delaware law to the Company and, to a limited extent, to minority members. However, Delaware law permits operating agreements to modify and limit these duties.

Investor Recourse: Minority investors' primary protection is the controlling member's duty to act in good faith and not engage in fraud or self-dealing. Practical recourse is limited and would require costly legal action.

Conflicts of Interest: The controlling member may have interests that differ from or conflict with those of minority investors, including:

- Preference for growth over near-term liquidity
- Compensation and related-party transactions
- Risk tolerance and strategic direction
- Timing and terms of exit events

21. IMPACT OF CORPORATE DECISIONS ON INVESTORS

Yes, corporate decisions made by the controlling member can materially impact investors' economic interests and prospects for return on investment.

Future Fundraising Rounds:

- The controlling member has unilateral authority to raise additional capital at any valuation

- New financing at lower valuations would negatively impact the conversion terms for crowdfunding investors

- The controlling member could accept financing terms that subordinate crowdfunding investors' interests

- No requirement to offer crowdfunding investors pro rata participation rights

Related-Party Transactions:

- The controlling member can enter into transactions with entities he owns or controls (e.g., franchise agreement with Autism Optimism Franchising, LLC)

- Related-party arrangements may not be at arm's-length terms

- The controlling member may receive compensation, fees, or other benefits not available to minority investors

- There are no limitations on related-party transactions in the operating agreement.

Company Sale or Merger:

- The controlling member can sell or merge the Company without investor approval

- Sale terms, timing, and consideration would be at the controlling member's discretion

- No requirement to maximize short-term value if the controlling member prefers strategic alternatives

- Investors' notes might be repaid at par rather than participating in sale proceeds, depending on transaction structure

Distributions:

- The controlling member determines if and when to make distributions to members

- The Company may retain earnings for growth rather than distributing to investors

- No contractual obligation to make distributions at any particular time or amount

Stock Buybacks:

- The controlling member could repurchase securities from selected investors at negotiated prices

- No obligation to offer buyback opportunities to all investors equally

Investor Protections: Minority investors have limited protections and must rely on:

- The controlling member's fiduciary duty to act in the Company's best interests (subject to any limitations in the operating agreement)

- Delaware law provisions regarding fraud and self-dealing

- SEC reporting requirements under Regulation Crowdfunding (annual reports and material event disclosure)

Disclosure Obligation: The Company recognizes that it is required to file annual reports and disclose material changes to the offering or the Company. However, investors cannot prevent or block decisions they disagree with.

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22. COMPANY VALUATION AND PRICING

Valuation Determination Methodology:

The $5,000,000 valuation cap for the convertible notes was determined through consultation with the Company's financial and legal advisors based on:

- Comparable valuations for early-stage healthcare services companies

- Market research regarding autism services industry multiples

- Risk-adjusted projections of future cash flows

- Experience of advisors with similar Regulation Crowdfunding offerings

- Assessment of capital requirements for business plan execution

Important Limitations on Valuation:

This valuation is a **negotiated estimate** for purposes of structuring the convertible note offering and should not be interpreted as:

- An appraisal or professional valuation opinion

- A representation of fair market value

- A prediction of future value

- A guarantee of investment return

Material Uncertainties: The Company currently has:

- No operating history

- No revenue

- No established customer base

- No proven business model at scale

- Significant execution risk

These factors create substantial uncertainty regarding the Company's actual value.

Future Valuation Changes:

The Company's valuation will fluctuate based on multiple factors, including:

Operational Milestones:

- Successful opening and operation of first clinic

- Achievement of breakeven and positive cash flow

- Opening of additional clinic locations

- Clinic utilization rates and revenue per location

- Retention of BCBA clinicians and equity partners

Financial Performance:

- Actual revenue compared to projections ($2.9M per clinic Year 1)

- Actual profit margins compared to projections (46% Year 1)

- Working capital management and cash flow generation

- Success in Medicaid credentialing and reimbursement

- Payor mix evolution

Market Conditions:

- Changes in Medicaid reimbursement rates or policies

- Competition from other integrated autism service providers

- Overall healthcare industry valuation multiples

- Investor appetite for healthcare services companies

- Economic conditions affecting healthcare utilization

Corporate Actions:

- Future financing rounds (priced equity rounds will establish new valuations)

- Strategic partnerships or acquisitions

- Management team additions or changes

- Expansion into new geographic markets

Qualified Financing Round Valuation: If the Company conducts a future priced equity financing round (likely required to fund expansion beyond the first few clinics), the valuation will be determined through arm's-length negotiation with institutional or sophisticated investors. That valuation may be:

- **Higher** than the $5M cap (favorable for crowdfunding investors, who convert at the cap)

- **Lower** than the $5M cap (unfavorable for crowdfunding investors, who convert at the discounted round price)

Maturity Valuation: If no qualified financing occurs within three years, the maturity valuation is $5M.

No Guarantee of Positive Return: Given the speculative nature of the investment, future valuations could be substantially lower than the $5M cap, including potentially zero if the Company fails to execute its business plan successfully.

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23. MINORITY SHAREHOLDER IMPACT

Minority investors in this offering will have extremely limited ability to influence or control company decisions and must rely almost entirely on the judgment and integrity of the controlling member, Arthur Borkowski, Jr.

Lack of Control:

As minority, non-voting creditors (while notes are outstanding) and minority members (after conversion), investors will have no direct mechanism to:

- Approve or reject operational decisions

- Influence strategic direction or business plan changes

- Challenge or block financing transactions

- Require liquidity events or distributions

- Replace or remove management

- Amend governing documents

- Approve or reject related-party transactions

Dependence on Controlling Member:

Investors' prospects for positive return depend entirely on the controlling member's:

- **Business Judgment:** Ability to execute the complex business plan of opening and operating multiple autism therapy clinics

- **Financial Management:** Capital allocation decisions, cash flow management, and fundraising strategy

- **Integrity:** Adherence to fiduciary duties and fair treatment of minority investors

- **Experience:** While the controlling member has no relevant experience in healthcare operations, he does have extensive business, management, and leadership experience.
- **Alignment:** Controlling member's interests may diverge from minority investors regarding risk tolerance, growth strategy, timing of exit, and distribution policy

Potential Negative Impacts:

Decisions that could negatively affect minority investors include:

Dilution:

- Issuing additional equity at low valuations
- Down-round financings that reset company value below $5M cap
- Generous equity grants to employees or advisors

Capital Allocation:

- Pursuing growth at the expense of near-term profitability
- Retaining earnings indefinitely rather than providing distributions
- Investing in expansion that does not generate positive returns

Transaction Decisions:

- Accepting acquisition offers that provide minimal returns to investors
- Prioritizing note repayment over equity participation in sale proceeds
- Entering into related-party transactions that benefit the controlling member

Operational Decisions:

- Management compensation and expense policies
- Vendor selection and related-party contracting
- Geographic expansion priorities
- Service line additions or deletions

Limited Information Rights:

Beyond annual reports required under Regulation Crowdfunding, minority investors have no additional information rights.

Limited Liquidity Rights:

Minority investors cannot force:

- A sale or merger of the Company
- An IPO or other liquidity event

- A redemption or buyback of their securities

- Registration of their securities for public resale

Fiduciary Duties - Limited Protection:

While Delaware law imposes fiduciary duties on controlling members, these duties are subject to significant limitations:

- Operating agreements can substantially modify default fiduciary duties

- Business judgment rule protects most operational decisions

- Duty is owed to the Company, not specifically to minority investors

- Enforcement requires costly litigation with uncertain outcomes

No Board Representation:

Investors in this Reg CF offering do not have board representation or observer rights. The controlling member has sole management authority.

Practical Recourse:

If investors believe the controlling member has breached fiduciary duties or engaged in fraud, their only practical recourse is litigation, which:

- Requires substantial legal expense

- Has uncertain outcome

- May take years to resolve

- Could result in further damage to company value

Risk Mitigation:

Prospective investors should:

- Thoroughly evaluate the controlling member's background and track record

- Understand they are making an investment based on trust in the controlling member's judgment and integrity

- Only invest amounts they can afford to lose completely

- Recognize this is a highly speculative, illiquid investment with minority position

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PART IX: FINANCIAL CONDITION

24. DEBT OBLIGATIONS

As of January 31, 2026, the Company has **no outstanding debt obligations**, including:

- No bank loans or credit facilities

- No lines of credit

- No bonds or notes payable

- No capital leases

- No related-party debt

Post-Closing Debt:

Upon successful closing of this Regulation Crowdfunding offering, the Company will have outstanding debt in the form of convertible promissory notes issued to crowdfunding investors, with aggregate principal amount equal to the total raised, bearing 8% annual interest, with a three-year maturity and conversion features as described in Section 13 above.

---

25. PRIOR EXEMPT OFFERINGS

The Company has **not** conducted any securities offerings in the past three years under SEC exemptions, including:

- No Regulation D offerings (Rule 504, 506(b), or 506(c))

- No Regulation A offerings

- No Regulation Crowdfunding offerings

- No Section 4(a)(2) private placements

- No intrastate offerings under Section 3(a)(11) or Rule 147

This is the Company's first capital raising transaction from investors other than the founder.

---

26. RELATED-PARTY TRANSACTIONS

Arthur Borkowski, Jr. is the 100% owner of the issuer and co-issuer. He is also an owner, officer, director, and controlling person of Autism Optimism Franchising, LLC.

---

27. OPERATING HISTORY

The Company does **not** have an operating history. The Company was organized on October 7, 2025, and has not yet:

- Opened any clinic locations

- Generated any revenue

- Served any patients

- Hired any clinical or operational staff

- Obtained healthcare licenses or Medicaid credentialing

The Company is in the pre-launch development phase and anticipates commencing operations with the opening of its first clinic in Q2 2026 (April–June timeframe), subject to successful capital raising and timely completion of buildout, licensing, and credentialing processes.

Pre-Operating Activities to Date:

The company has completed the following pre-operating activities to date:

- Entity formation and corporate governance setup

- Site research for first clinic

- Site design work

- Franchise agreement execution

- Business plan development

- Regulatory research and licensing preparation

- Insurance panel application preparation

- Vendor identification

- Attorney and accountant engagement

---

28. FINANCIAL CONDITION

Overview:

Autism Optimism Illinois Inc. is a pre-revenue, development-stage company with no operating history. The Company has not yet generated revenue, opened any clinic locations, or commenced patient care services. All financial projections are forward-looking estimates subject to material uncertainty and execution risk.

Current Financial Position:

As of December 31, 2025:

- **Revenue:** $0

- **Liabilities:** $0 (no debt or payables)

Liquidity and Capital Resources:

The Company's current and anticipated capital structure consists of:

1. Regulation Crowdfunding Capital (This Offering):

- **Minimum Target:** $50,000

- **Maximum Target:** $1,200,000

- **Intended Use:** Detailed in Section 10 above (clinic buildout, equipment, licensing, staffing, working capital)

Working Capital Requirements:

Based on the Company's 12-month cash flow waterfall projections for Clinic #1:

- **Initial Capital Requirement:** $251,561 (per financial model referenced)

- **Time to Breakeven:** Projected 4–5 months from clinic opening

Delays in revenue or additional expenses may require additional working capital.

No Current Revenue - Development Stage Risks:

The Company has not generated any revenue and will not generate revenue until:

1. At least one clinic location is opened

2. Healthcare licenses are obtained

3. Medicaid credentialing is completed

4. Clinical staff is hired and trained

5. Patient referrals are received and scheduled

6. Services are delivered and billed

Each of these steps involves significant execution risk and potential delays beyond the Company's control.

Capital Adequacy Analysis:

Scenario 1 - Minimum Raise ($50,000):

- Net Crowdfunding capital: $47,500

- Shortfall to Open Initial Clinic: $204,061

- **Total Needed to Open First Clinic: $251,561**

- **Not Sufficient for:** One clinic opening with minimal operating reserve

- **Risk:** Reaching the Minimum Target is not sufficient to open the first clinic

Scenario 2 - Multiple Clinic Tranches:

- Each additional clinic requires $250,000 per location

- Assumes successful launch and operation of prior clinics
- **Risk:** Insufficient capital to complete buildout of all planned clinics if early locations underperform projections

Capital Constraints and Future Funding Needs:

The Company's business plan envisions opening multiple clinic locations. However:

- Current raise may be insufficient to fund initial clinic or all planned expansions
- Additional capital will likely be required through:
  - Additional Regulation Crowdfunding rounds (subject to annual $5M limit per 12 months)
  - Institutional venture capital or private equity
  - Bank debt (once operating history established)
  - Strategic partnerships

Future financing may occur at valuations lower than the $5M cap in this offering, which would negatively impact crowdfunding investors.

Medicaid Reimbursement Dependency - Liquidity Risk:

The Company's projected revenue model is 95%+ dependent on Medicaid reimbursement, which creates specific liquidity risks:

- **Credentialing Delays:** Medicaid provider enrollment can take 3–6 months; delays would postpone revenue generation
- **Billing and Payment Cycles:** Medicaid payments typically occur 30–60 days after service delivery; creates working capital gap
- **Reimbursement Rate Changes:** State budget pressures could reduce rates, negatively impacting cash flow
- **Claim Denials:** Billing errors or documentation issues could delay payment or require appeals

No Credit Facilities:

The Company currently has no bank relationships, lines of credit, or current access to debt financing. As a startup with no operating history, the Company would not qualify for traditional bank financing.

Historical Results of Operations:

Not applicable - The Company has no operating history.

The Company was formed on October 7, 2025, and has not conducted any business operations, generated any revenue, or incurred significant operating expenses beyond initial formation costs, legal expenses, and independent CPA review of financial statements.

Projected Results - Forward-Looking Statements:

The Company has provided financial projections in its business plan materials, including:

- **Fiscal Year 1 (April 2026 - March 2027):** $2.9M revenue per clinic, $1.35M net income per clinic (46% margin)

- **Fiscal Year 2 (April 2027 - March 2028):** $3.3M revenue per clinic, $1.55M net income per clinic (47% margin)

These projections are forward-looking statements based on numerous assumptions about future events and circumstances, many of which are outside the Company's control. Actual results may differ materially from projections due to:

- Delays in clinic openings or licensing

- Lower patient census than projected

- Lower reimbursement rates than assumed

- Higher costs than budgeted

- Competition or market conditions

- Inability to recruit or retain qualified clinicians

- Changes in healthcare regulations or Medicaid policies

- General economic conditions

Investors should not rely on these projections as predictions of actual future performance. There is substantial risk that the Company will not achieve projected results, and the Company may experience losses rather than the profits projected.

Going Concern - No Current Assessment:

As a newly formed entity with no operations and no debt, there is currently no "going concern" uncertainty. However, if the Company:

- Fails to raise sufficient capital in this offering

- Experiences significant delays in opening the first clinic

- Fails to achieve projected patient census or reimbursement rates

- Burns through available capital before achieving positive cash flow

Then a going concern uncertainty could emerge, requiring disclosure in future financial statements.

1. **Current Financial Statements:** Current, required financial statements are included in the issuer's Form C filing as exhibits.

2. **Detailed Financial Projections:**

o   Detailed projections have been included as exhibits in the issuer's Form C filing

3. **Assumptions Underlying Projections:**

   o   Patient census assumptions

   o   Payor mix

   o   Reimbursement rates by service type

   o   Staffing ratios and compensation

   o   Facility costs

   o   Other operating expenses

4. **Breakeven Analysis:**

   o   Patient visits required to break even

   o   Timeline to breakeven under various scenarios

   o   Sensitivity analysis (what if census is 20% lower? What if rates are reduced?)

5. **Cash Flow Projections:**

   o   Monthly cash flow for first 12 months of operations

   o   Working capital requirements by month

   o   Timing of capital deployment across tranches

PART X: REQUIRED FINANCIAL STATEMENTS

Required financial statements independently reviewed by a Certified Public Accountant (CPA) follow.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Arthur Borkowski, Jr.

Arthur Borkowski, Jr., CEO

Autism Optimism Illinois, Inc.

Dat Ngo, CPA

1338 Wayne Street
Easton, PA 18045
908-283-0456
Dat_Ngo@outlook.com

Independent Accountant's Review Report

To Management
Autism Optimism Illinois Inc
535 Duane Street
Glen Ellyn, IL 60137

I have reviewed the accompanying financial statements of **Autism Optimism Illinois Inc** (the "Company"), which comprise the balance sheet as of **December 31, 2025**, and the related statements of income, changes in equity, and cash flows for the period from **October 7, 2025 (inception) through December 31, 2025**, and the related notes to the financial statements. A review includes primarily applying analytical procedures to financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements:

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America. This includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility:

My responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

Accountant's Conclusion:

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Dat Ngo

Dat Ngo, CPA
October 31, 2025

Autism Illinois Inc – BALANCE SHEET 2025

	FY-2025	FY-2026
ASSET TYPE	PRIOR YEAR	CURRENT YEAR
Current assets	$0.00	$0.00
Non-Current assets	$0.00	$0.00
Other assets	$0.00	$0.00
Current liabilities	$0.00	$0.00
Long-term liabilities	$0.00	$0.00
Owner equity	$0.00	$0.00
TOTAL ASSETS	$0.00	$0.00
TOTAL LIABILITIES & STOCKHOLDER EQUITY	$0.00	$0.00
BALANCE	$0.00	$0.00

ASSETS

		FY-2025	FY-2026
ASSET TYPE	**DESCRIPTION**	**PRIOR YEAR**	**CURRENT YEAR**
Current assets	Cash	$0.00	$0.00
Current assets	Investments	$0.00	$0.00
Current assets	Inventories	$0.00	$0.00
Current assets	Accounts receivable	$0.00	$0.00
Current assets	Pre-paid expenses	$0.00	$0.00
Fixed assets	Property and equipment	$0.00	$0.00
Fixed assets	Leasehold improvements	$0.00	$0.00
Fixed assets	Equity and other investments	$0.00	$0.00
Fixed assets	Less accumulated depreciation (negative value)	$0.00	$0.00
Other assets	Charity	$0.00	$0.00
TOTAL ASSETS		**$0.00**	**$0.00**

LIABILITIES

		FY-2025	FY-2026
LIABILITY TYPE	**DESCRIPTION**	**PRIOR YEAR**	**CURRENT YEAR**
Current liabilities	Accounts payable	$0.00	$0.00
Current liabilities	Accrued wages	$0.00	$0.00
Current liabilities	Accrued compensation	$0.00	$0.00
Current liabilities	Income taxes payable	$0.00	$0.00
Current liabilities	Unearned revenue	$0.00	$0.00
Long-term liabilities	Mortgage payable	$0.00	$0.00
Owner equity	Investment capital	$0.00	$0.00
Owner equity	Accumulated retained earnings	$0.00	$0.00
TOTAL LIABILITIES & STOCKHOLDER EQUITY		**$0.00**	**$0.00**

CATEGORIES

CATEGORIES
Current assets
Fixed assets
Other assets
Current liabilities
Long-term liabilities
Owner equity

2025 INCOME STATEMENT (P+L)

Autism Optimism Illinois Inc

Summary	Total prior period	Total budget	Total current period	Total current period as % of sales	Total % change from prior period	Total % change from budget
Total sales revenue [J]	$0.00	$0.00	$0.00	0.00%	0.00%	0.00%
Total cost of sales [K]	$0.00	$0.00	$0.00	0.00%	0.00%	0.00%
Total sales and marketing expenses [M]	$0.00	$0.00	$0.00	0.00%	0.00%	0.00%
Total research and development expenses [N]	$0.00	$0.00	$0.00	0.00%	0.00%	0.00%
Total general and administrative expenses [O]	$0.00	$0.00	$0.00	0.00%	0.00%	0.00%
Total other operating expenses [P]	$0.00	$0.00	$0.00	0.00%	0.00%	0.00%
Other income [S]	$0.00	$0.00	$0.00	0.00%	0.00%	0.00%
Total taxes [T]	**$0.00**	**$0.00**	**$0.00**	**0.00%**	**0.00%**	**0.00%**

Gross profit [L=J-K]	$0.00	$0.00	$0.00	0.00%	0.00%	0.00%
Total operating expenses [Q=M+N+O+P]	$0.00	$0.00	$0.00	0.00%	0.00%	0.00%
Income from operations [R=L-Q]	$0.00	$0.00	$0.00	0.00%	0.00%	0.00%
Net profit [U=R+S-T]	**$0.00**	**$0.00**	**$0.00**	**0.00%**	**0.00%**	**0.00%**

Summary	Total prior period	Total budget	Total current period	Total current period as % of sales	Total % change from prior period	Total % change from budget

2025 INCOME STATEMENT (P+L)

Autism Optimism Illinois Inc

Sales revenue	$0.00
Stated in 000s	$0.00

Revenue type	Description	Prior period	Budget	Current period	Current period as % of sales	% Change from prior period	% Change from budget
Sales revenue	Product/Service 1	$0.00	$0.00	$0.00	-	0.00%	0.00%
Sales revenue	Product/Service 2	$0.00	$0.00	$0.00	-	0.00%	0.00%
Sales revenue	Product/Service 3	$0.00	$0.00	$0.00	-	0.00%	0.00%
Sales revenue	Product/Service 4	$0.00	$0.00	$0.00	-	0.00%	0.00%
Cost of sales	Product/Service 1	$0.00	$0.00	$0.00	-	0.00%	0.00%
Cost of sales	Product/Service 2	$0.00	$0.00	$0.00	-	0.00%	0.00%
Cost of sales	Product/Service 3	$0.00	$0.00	$0.00	-	0.00%	0.00%
Cost of sales	Product/Service 4	$0.00	$0.00	$0.00	-	0.00%	0.00%
Total sales revenue		$0.00	$0.00	$0.00	0.00%	0.00%	0.00%

Revenue type	Description	Prior period	Budget	Current period	Current period as % of sales	% Change from prior period	% Change from budget

2025 INCOME STATEMENT (P+L)

Autism Optimism Illinois Inc

Income	$0.00
Stated in 000s	$0.00

Income type	Description	Prior period	Budget	Current period	Current period as % of sales	% Change from prior period	% Change from budget
Income	Other income	$0.00	$0.00	$0.00	0.00%	0.00%	0.00%
					-	0.00%	0.00%
Total sales income		$0.00	$0.00	$0.00	0.00%	0.00%	0.00%

Income type	Description	Prior period	Budget	Current period	Current period as % of sales	% Change from prior period	% Change from budget

2025 INCOME STATEMENT (P+L)

Autism Optimism Illinois Inc

Operating expenses	$0.00	
Stated in 000s	$0.00	

Expense type	Description	Prior period	Budget	Current period	Current period as % of sales	% Change from prior period	% Change from budget
Sales and marketing	Advertising	$0.00	$0.00	$0.00	0.00%	0.00%	0.00%
Sales and marketing	Direct marketing	$0.00	$0.00	$0.00	0.00%	0.00%	0.00%
Sales and marketing	Other expenses (specify)	$0.00	$0.00	$0.00	0.00%	0.00%	0.00%
Sales and marketing	Other expenses (specify)	$0.00	$0.00	$0.00	0.00%	0.00%	0.00%
Research and development	Technology licenses	$0.00	$0.00	$0.00	0.00%	0.00%	0.00%
Research and development	Patents	$0.00	$0.00	$0.00	0.00%	0.00%	0.00%
Research and development	Other expenses (specify)	$0.00	$0.00	$0.00	0.00%	0.00%	0.00%
Research and development	Other expenses (specify)	$0.00	$0.00	$0.00	0.00%	0.00%	0.00%
General and administrative	Wages and salaries	$0.00	$0.00	$0.00	0.00%	0.00%	0.00%
General and administrative	Outside services	$0.00	$0.00	$0.00	0.00%	0.00%	0.00%
General and administrative	Supplies	$0.00	$0.00	$0.00	0.00%	0.00%	0.00%
General and administrative	Meals and entertainment	$0.00	$0.00	$0.00	0.00%	0.00%	0.00%
General and administrative	Rent	$0.00	$0.00	$0.00	0.00%	0.00%	0.00%
General and administrative	Telephone	$0.00	$0.00	$0.00	0.00%	0.00%	0.00%
General and administrative	Utilities	$0.00	$0.00	$0.00	0.00%	0.00%	0.00%
General and administrative	Depreciation	$0.00	$0.00	$0.00	0.00%	0.00%	0.00%
General and administrative	Insurance	$0.00	$0.00	$0.00	0.00%	0.00%	0.00%
General and administrative	Repairs and maintenance	$0.00	$0.00	$0.00	0.00%	0.00%	0.00%
General and administrative	Other expenses (specify)	$0.00	$0.00	$0.00	0.00%	0.00%	0.00%
General and administrative	Other expenses (specify)	$0.00	$0.00	$0.00	0.00%	0.00%	0.00%
Total operating expenses		**$0.00**	**$0.00**	**$0.00**	**0.00%**	**0.00%**	**0.00%**

Expense type	Description	Prior period	Budget	Current period	Current period as % of sales	% Change from prior period	% Change from budget

2025 INCOME STATEMENT (P+L)

Autism Optimism Illinois Inc

Taxes	$0.00
Stated in 000s	$0.00

Type	Description	Prior period	Budget	Current period	Current period as % of sales	% Change from prior period	% Change from budget
Taxes	Income taxes	$0.00	$0.00	$0.00	0.00%	0.00%	0.00%
Taxes	Payroll taxes	$0.00	$0.00	$0.00	0.00%	0.00%	0.00%
Taxes	Real estate taxes	$0.00	$0.00	$0.00	0.00%	0.00%	0.00%
Taxes	Other taxes (specify)	$0.00	$0.00	$0.00	0.00%	0.00%	0.00%
Taxes	Other taxes (specify)	$0.00	$0.00	$0.00	0.00%	0.00%	0.00%
Total taxes		$0.00	$0.00	$0.00	0.00%	0.00%	0.00%

Type	Description	Prior period	Budget	Current period	Current period as % of sales	% Change from prior period	% Change from budget

2025 INCOME STATEMENT (P+L)

Autism Optimism Illinois Inc

Categories
Sales revenue
Cost of sales
Income
Sales and marketing
Research and development
General and administrative
Taxes

Categories

Autism Optimism Illinois INC

Statement of Cash Flows

Starting cash on hand	$0.00	Starting date	Jan 2025	Cash minimum balance alert	$0.00

	Jan 2025	Feb 2025	Mar 2025	Apr 2025	May 2025	Jun 2025	Jul 2025	Aug 2025	Sep 2025	Oct 2025	Nov 2025	Dec 2025	Total
Cash on hand (beginning of month)	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	

Cash receipts

Cash sales	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Returns and allowances	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Collections on accounts receivable	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Interest, other income	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Loan proceeds	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Owner contributions	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Other receipts	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Total cash receipts	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Total cash available	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00

Cash paid out

Advertising	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Commissions and fees	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Contract labor	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Employee benefit programs	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Insurance (other than health)	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Interest expense	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Materials and supplies (in COGS)	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Meals and entertainment	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Mortgage interest	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Office expense	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Other interest expense	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Pension and profit-sharing plan	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Purchases for resale	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Rent or lease	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Rent or lease: vehicles, equipment	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Repairs and maintenance	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Supplies (not in COGS)	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Taxes and licenses	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Travel	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Utilities	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Wages (less emp. credits)	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Other expenses	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Other expenses	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Other expenses	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Miscellaneous	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Subtotal	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Loan principal payment	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Capital purchases	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Other startup costs	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
To reserve and/or escrow	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Owners' withdrawal	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Total cash paid out	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Cash on hand (end of month)	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00

Other operating data

Sales volume (dollars)	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Accounts receivable balance	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Bad debt balance	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Inventory on hand	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Accounts payable balance	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Depreciation	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00

THIS CONVERTIBLE PROMISSORY NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR UNDER THE SECURITIES LAWS OF ANY STATES IN THE UNITED STATES. THIS CONVERTIBLE PROMISSORY NOTE IS SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE ACT AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. THE ISSUER OF THESE SECURITIES MAY REQUIRE AN OPINION OF COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE ISSUER TO THE EFFECT THAT ANY PROPOSED TRANSFER OR RESALE IS IN COMPLIANCE WITH THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS.

CONVERTIBLE PROMISSORY NOTE

Note Series: <u>S e r i e s   2 0 2 5   C F</u>

Date of Note: _____

Principal Amount of Note: _____

       For value received Autism Optimism Illinois, Inc., an Illinois corporation (the "Company"), promises to pay to the undersigned holder ("Holder") the principal amount set forth above with all accrued and unpaid interest thereon, each due, payable or convertible in the manner set forth below on the Maturity Date or as otherwise specified herein. Capitalized terms shall have the definition assigned to them in Section 2 hereof or as otherwise assigned in this Note.

       1.   **BASIC TERMS**.

       (a)   **Series of Notes**. This convertible promissory note (this "Note") is issued as part of a series of notes designated by the Note Series above (the "Note Series" and all such notes collectively, the "Notes") and issued in a series of multiple closings to certain persons and entities (collectively, the "Holders") at any time until the Offering Termination Date, which may be extended at the discretion of the Company upon notice to the Holders. The Company agrees not to issue Notes as part of this Note Series in an aggregate principal amount above the Maximum Subscription Amount.

       (b)   **Payments**. All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Holders based on the total amount due at the time of payment under each Note in the Note Series. All payments shall be applied first to accrued interest and thereafter to principal.

       (c)   **Interest Rate**. The Company promises to pay interest on the outstanding principal amount hereof from the date of this Note until payment in full or conversion of the Note in accordance with the terms hereof, which interest shall be calculated at the Interest Rate of 8% per annum or the maximum rate permissible by law, whichever is less. Interest accrued as of the Maturity Date shall be converted in accordance with the terms hereof. Interest shall accrue and be calculated on the basis of a 365- day year for the actual number of days elapsed and shall be cumulative annually.

       (d)   **Prepayment**. The Company may prepay this Note, in whole or in part, prior to the Maturity Date.

       2.   **DEFINITIONS.** The following capitalized terms have the following meanings:

       (a)   "Affiliate" means any other individual, corporation, partnership, trust, limited liability company, association or other entity who, directly or indirectly, controls, is controlled by, or is under

1

common control with another entity, including without limitation any general partner, managing member of such entity or any venture capital fund now or hereafter existing that is controlled by one or more general partners or managing members of, or shares the same management company with, such entity; *provided*, that such individual or entity is an "accredited investor" as such term is defined in Rule 501 under the Securities Act of 1933, as amended (the "Securities Act").

(b) "Discount Rate" means 100% less a 20% discount on the price paid for the shares of Equity Securities issued to Investors in a Qualified Financing.

(c) "Equity Securities" means the Company's preferred stock issued in the Company's next fixed-price financing, except that such defined term shall not include any security granted, issued and/or sold by the Company to any employee, director or consultant in such capacity or issued upon conversion or exercise of any option or warrant outstanding as of the date of this Note. The Equity Securities may be sold in one or more closings.

(d) "Fully-Diluted Capitalization" means the aggregate number of outstanding shares of the Company's common stock as of immediately prior to the initial closing of the Qualified Financing or any other date specifically specified, as the case may be, calculated on a fully-diluted basis (assuming conversion of all convertible securities and exercise of all outstanding options, warrants, phantom stock, stock appreciation right, and other rights to acquire capital stock of the Company, including any shares reserved and available for future grant under any equity incentive or similar plan of the Company, and/or any equity incentive or similar plan to be created or increased in connection with the Qualified Financing, the Notes and any other convertible indebtedness, SAFEs or similar securities on a post-money basis).

(e) "Interest Rate" means 8% per annum.

(f) "Maturity Date" means the date that is thirty-six months from the issuance of this Note.

(g) "Maximum Subscription Amount" means $1,200,000, which may be increased or decreased at the discretion of the Company; *provided, however*, that in no event shall the total offering amount be in excess of the maximum amount to be raised in an offering conducted under Regulation CF.

(h) "New Securities" means any common stock or preferred stock of the Company, whether now authorized or not, and rights, options or warrants to purchase common stock or preferred stock, and securities of any type whatsoever that are, or may become, convertible or exchangeable into common stock or preferred stock; provided, however, that "New Securities" does not include: (a) shares of common stock issued or issuable upon conversion of any outstanding convertible securities of the Company, including all of the Company's issued and outstanding convertible securities as of the date hereof (including this Note and the other Notes); (b) shares of common stock or preferred stock issuable upon exercise of any options, warrants, or rights to purchase any securities of the Company outstanding as of the date hereof and any securities issuable upon the conversion thereof; (c) shares of common stock or preferred stock issued in connection with any stock split or stock dividend or recapitalization; (d) shares of common stock (or options, warrants or rights therefor) granted or issued to employees, officers, directors, contractors, consultants or advisers to, the Company or any subsidiary of the Company pursuant to incentive agreements, stock purchase or stock option plans, stock bonuses or awards, warrants, contracts or other arrangements that are approved by the Company's Board of Directors (the "*Board*"); (e) convertible notes sold in the offering of this Note Series; (f) any other shares of common stock or preferred stock (and/or options or warrants therefor) issued or issuable primarily for other than equity financing purposes and approved by the Board; and (g) shares of common stock issued or issuable by the Company to the public pursuant to a registration statement filed under the Securities Act.

(i) "Offering Termination Date" means the date that is the twelve (12) month anniversary of this Note unless terminated sooner by the Company in its sole discretion.

(j)   "Qualified Financing" means an arms-length equity financing resulting in gross proceeds to the Company, in one or more closings, of at least $1,000,000 (excluding the conversion of this Note, any other current or future convertible debt, or convertible instruments issued for capital raising purposes (*e.g.*, SAFEs)).

(k)   "Requisite Holders" means the Holders holding Notes that represent a majority of the outstanding unpaid principal amount of all Notes in the Note Series.

(l)   "Sale of the Company" means (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; or (iii) the sale or transfer of all or substantially all of the Company's assets, or the exclusive license of all or substantially all of the Company's material intellectual property; *provided*, *however*, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor, indebtedness of the Company is cancelled or converted, or a combination thereof.[9]

(m)   "Sale Multiplier" means 1x.

(n)   "Valuation Cap" is $5,000,000.00.

3.   CONVERSION; REPAYMENT UPON SALE OF THE COMPANY.

(a)   Conversion upon a Qualified Financing. In the event that the Company issues and sells shares of its Equity Securities to investors (the "Investors") for the purposes of raising capital on or before the date of the repayment in full of this Note in a Qualified Financing, then the outstanding principal balance of this Note and any unpaid accrued interest shall automatically convert in whole without any further action by the Holder into such Equity Securities sold in the Qualified Financing at a conversion price equal to the lesser of (i) the Discount Rate multiplied by the lowest price per share of the Equity Securities paid by the Investors in the Qualified Financing (excluding the price applicable to the conversion of this Note, any other current or future convertible debt, or convertible instruments issued for capital raising purposes (*e.g.*, SAFEs)) or (ii) the price equal to the quotient of the Valuation Cap divided by the Fully- Diluted Capitalization. The issuance of Equity Securities pursuant to the conversion of this Note under this paragraph shall be upon and subject to the same terms and conditions applicable to the Equity Securities sold in such Qualified Financing, except as otherwise set forth herein (*e.g.*, the conversion price); *provided, however*, that such documents have customary exceptions to any drag-along applicable to the Holder, including, without limitation, limited representations and warranties and limited liability and indemnification obligations on the part of the Holder. The initial closing of the Qualified Financing shall be deemed to have occurred on the first closing in which aggregate funds accepted by the Company meet or exceed the amount of gross proceeds required to qualify as a Qualified Financing. If the conversion price of the Notes as determined pursuant to this paragraph (the "Conversion Price") is less than the price per share at which Equity Securities are issued in the Qualified Financing, the Company may, solely at its option, elect to convert this Note into shares of a newly created series of preferred stock having the identical rights, privileges, preferences and restrictions as the Equity Securities issued in the Qualified Financing, and otherwise on the same terms and conditions, other than with respect to (if applicable): (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the Conversion Price; and (ii) the per share dividend, which will be the same percentage of the Conversion Price as applied to determine the per share dividends of the Equity Securities issued to Investors in the Qualified Financing relative to the purchase price paid by the Investors.

(b) **Conversion on or after Maturity Date**. In the event that a Qualified Financing is not consummated prior to the Maturity Date, the Holder's conversion right shall continue and, at the written election of the Requisite Holders at any time, the outstanding principal balance and any unpaid accrued interest under this Note shall be converted into shares of the most senior class of stock previously issued by the Company at a conversion price equal to the quotient of the Valuation Cap divided by the Fully-Diluted Capitalization, which conversion shall occur on or after the date of the notice of such election to convert.

(c) **Sale of the Company.** Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company prior to the conversion or repayment in full of this Note, then the Company will give the Holder at least ten days' prior written notice of the anticipated closing date of such Sale of the Company, which notice shall include a summary of the transaction and the calculation of the amount due to Holders in accordance with this section upon the Sale of the Company. At the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay or issue to the Holder consideration equal to the greater of (i) cash equal to the Sale Multiplier multiplied by the aggregate amount of principal and unpaid accrued interest then outstanding under this Note or (ii) the consideration (whether in cash or securities) the Holder would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and unpaid accrued interest then outstanding under this Note had been converted into shares of the Company's most senior class of equity securities immediately prior to such Sale of the Company at a conversion price equal to the quotient of the Valuation Cap divided by the Fully-Diluted Capitalization. Notwithstanding the prior sentence, if one of the options for consideration is securities of the acquiring person or entity, the Holder shall have the choice of whether to receive the consideration set forth in clause (i) or (ii) of the previous sentence. The Company shall provide to the Holder reasonably detailed information about the valuation of any such securities comprising such consideration including without limitation any financial information necessary for tax filings of Holder. Upon payment or conversion, each Note shall be deemed satisfied in full and the Notes shall be canceled.

(d) **Procedure for Conversion**. In connection with any conversion of this Note into capital stock, if Holder has an originally executed Note, the Holder shall surrender the Note to the Company. In addition, the Holder shall execute and deliver to the Company all documentation reasonably required by the Company (including, in the case of a Qualified Financing, all financing documents executed by other investors in connection with such financing). The Company shall not be required to issue or deliver the capital stock into which this Note may convert until the Holder has surrendered this Note, if applicable, to the Company and delivered to the Company any such documentation. Upon the conversion of this Note into capital stock pursuant to the terms hereof, in lieu of any fractional shares to which the Holder would otherwise be entitled, the Company shall pay the Holder cash equal to such fraction multiplied by the price at which this Note converts; *provided, however*, if such amount is less than $100.00, no such payment shall be required, and no fractional shares shall be issued. To secure the Holder's obligations to execute and deliver the documentation required by this Note, the Holder hereby appoints the Chief Executive Officer of the Company as the Holder's true and lawful attorney, with the power to act alone and with full power of substitution, (i) to execute and deliver all such documentation required by this Note if, and only if, the Holder fails execute or deliver such documentation as required by this Note and (ii) to cancel this Note if it has been delivered through electronic means. The power granted by the Holder pursuant to this paragraph is coupled with an interest and is given to secure the performance of the Holder's duties under this Note, is irrevocable and will survive the death, incompetency, disability, merger or reorganization of the Holder.

(e) **Interest Accrual**. If a Sale of the Company or Qualified Financing is consummated, all interest on this Note shall be deemed to have stopped accruing as of the closing of the definitive agreement for the Sale of the Company or initial closing of the Qualified Financing or an earlier date, determined by the Company, which may be as many as ten days prior to the signing of such definitive agreement.

4.   **REPRESENTATIONS AND WARRANTIES**.

(a)   **Representations and Warranties of the Company**. The Company hereby represents and warrants to the Holder, as of the date the first issuance of a note in this Note Series, as follows:

(i)   **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation or organization. The Company has the requisite corporate power to own and operate its properties and assets and to carry on its business as now conducted and as proposed to be conducted. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(ii)   **Corporate Power**. The Company has all requisite corporate power to issue this Note and to carry out and perform its obligations under this Note. The shareholders have authorized enough shares of stock to provide for the conversion of the Notes and all convertible securities of the Company. The Board has approved the issuance of this Note and has authorized enough shares of stock to provide for the conversion of all Notes and all convertible securities of the Company, all based upon a reasonable belief that the issuance of this Note is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation.

(iii)   **Authorization**. All corporate action on the part of the Company, the Board and the Company's stockholders necessary for the issuance and delivery of this Note has been taken.

(iv)   **Enforceability**. This Note constitutes a valid and binding obligation of the Company enforceable in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency, the relief of debtors and, with respect to rights to indemnity, subject to federal and state securities laws. Any securities issued upon conversion of this Note (the "Conversion Securities"), when issued in compliance with the provisions of this Note, will be validly issued, fully paid, nonassessable, free of any liens or encumbrances and issued in compliance with all applicable federal and securities laws.

(v)   **Litigation**. Except as otherwise disclosed by the Company or its legal counsel, no actions (including, without limitation, derivative actions), suits, proceedings or investigations are pending or, to the knowledge of the Company, threatened in writing against the Company at law or in equity in any court or before any other governmental authority.

(vi)   **Capitalization.** The Company has provided a capitalization table showing the Fully-Diluted Capitalization as of the date that the first Note was issued in the Note Series and all convertible securities including without limitation all convertible notes, warrants, SAFEs and options as well as the reserved option pool. Such capitalization table is true and correct in all respects.

(vii)   **Compliance with Laws**. To its knowledge, the Company is not in violation of any applicable statute, rule, regulation, order or restriction of any domestic or foreign government or any instrumentality or agency thereof in respect of the conduct of its business or the ownership of its properties, which violation of which would materially and adversely affect the business, assets, liabilities, financial condition, operations or prospects of the Company.

(viii)   **Compliance with Other Instruments**. The Company is not in violation or default of any term of its certificate of incorporation or bylaws, or of any provision of any mortgage, indenture or contract to which it is a party and by which it is bound or of any judgment, decree, order or writ, other than such violation(s) that would not individually or in the aggregate have a material adverse effect on the Company.

(ix)   Intellectual Property. The Company owns or possesses sufficient legal rights to all patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses (software or otherwise), information, processes and similar proprietary rights ("Intellectual Property") necessary to the business of the Company as currently conducted without any known conflict with or infringement of the rights of others. Except as otherwise disclosed by the Company to the Holder as of the date of this Note, the Company has not received any written communication alleging that the Company has violated any of the Intellectual Property rights of any other individual or entity, nor is the Company aware of any basis therefor. All founders and all employees and independent contractors whose services are related to the Intellectual Property of the Company have entered into confidentiality and proprietary information and inventions assignment agreements, in a form previously disclosed to the Holder, and the Company will covenant to have every future employee and independent contractor enter into substantially similar agreement upon joining the Company.

(x)   No "Bad Actor" Disqualification. The Company has exercised reasonable care to determine whether any Company Covered Person (as defined below) is subject to any of the "bad actor" disqualifications described in Rule 506(d)(1)(i) through (viii), as modified by Rules 506(d)(2) and (d)(3), under the Securities Act of 1933, as amended ("Disqualification Events"). To the Company's knowledge, no Company Covered Person is subject to a Disqualification Event. The Company has complied, to the extent required, with any disclosure obligations under Rule 506(e) under the Securities Act. For purposes of this Note, "Company Covered Persons" are those persons specified in Rule 506(d)(1) under the Securities Act; *provided, however*, that Company Covered Persons do not include (A) any Holder or (B) any person or entity that is deemed to be an affiliated issuer of the Company solely as a result of the relationship between the Company and any Holder.

(xi)   Interested Transaction. The Company is not indebted, directly or indirectly, to any of its directors, officers or employees or to their respective spouses or children or to any Affiliate of any of the foregoing, other than in connection with expenses or advances of expenses incurred in the ordinary course of business or employee relocation expenses and for other customary employee benefits made generally available to all employees. None of the Company's directors, officers or employees, or any members of their immediate families, or any Affiliate of the foregoing are, directly or indirectly, indebted to the Company or, to the Company's knowledge, have any (i) material commercial, industrial, banking, consulting, legal, accounting, charitable or familial relationship with the Company or any of the Company's customers, suppliers, service providers, joint venture partners, licensees and competitors, (ii) direct or indirect ownership interest in any firm or corporation with which the Company is affiliated or with which the Company has a business relationship, or any firm or corporation which competes with the Company except that directors, officers, employees or stockholders of the Company may own stock in (but not exceeding 3% of the outstanding capital stock of) publicly traded companies that may compete with the Company; or (iii) financial interest in any material contract with the Company.

(xii)   Offering. Assuming the accuracy of the representations and warranties of the Holder contained in subsection (b) below, the offer, issue, and sale of this Note and any Conversion Securities are and will be exempt from the registration and prospectus delivery requirements of the Securities Act and have been registered or qualified (or are exempt from registration and qualification) under the registration, permit or qualification requirements of all applicable state securities laws.

(xiii)   Use of Proceeds. The Company shall use the proceeds of this Note solely for general corporate purposes.

(b)   Representations and Warranties of the Holder. The Holder hereby represents and warrants to the Company as of the date hereof as follows:

(i)   Purchase for Own Account. The Holder is acquiring this Note and the Conversion Securities (collectively, the "Securities") solely for the Holder's own account and beneficial interest for investment and not for sale or with a view to distribution of the Securities or any part thereof, has no present intention of selling (in connection with a distribution or otherwise), granting any participation in, or otherwise distributing the same, and does not presently have reason to anticipate a change in such intention.

        (ii)   **Information and Sophistication**. Without lessening or obviating the representations and warranties of the Company set forth in subsection (a) above, the Holder hereby: (A) acknowledges that the Holder has received all the information the Holder has requested from the Company and the Holder considers necessary or appropriate for deciding whether to acquire the Securities, (B) represents that the Holder has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the offering of the Securities and to obtain any additional information necessary to verify the accuracy of the information given the Holder and (C) further represents that the Holder has such knowledge and experience in financial and business matters that the Holder is capable of evaluating the merits and risk of this investment.

        (iii)   **Ability to Bear Economic Risk**. The Holder acknowledges that investment in the Securities involves a high degree of risk, and represents that the Holder is able, without materially impairing the Holder's financial condition, to hold the Securities for an indefinite period of time and to suffer a complete loss of the Holder's investment.

        (iv)   **Further Limitations on Disposition**. Without in any way limiting the representations set forth above, the Holder further agrees not to make any disposition of all or any portion of the Securities unless and until:

        (1)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

        (2)   The Holder shall have notified the Company of the proposed disposition and furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition, and if reasonably requested by the Company, the Holder shall have furnished the Company with an opinion of counsel, reasonably satisfactory to the Company, that such disposition will not require registration under the Securities Act or any applicable state securities laws, provided that no such opinion shall be required for dispositions in compliance with Rule 144 under the Securities Act except in unusual circumstances.

        (3)   Notwithstanding the provisions of paragraphs (1) and (2) above, no such registration statement or opinion of counsel shall be necessary for a transfer by the Holder to a partner (or retired partner) or member (or retired member) of the Holder in accordance with partnership or limited liability company interests, or transfers by gift, will or intestate succession to any spouse or lineal descendants or ancestors, if all transferees agree in writing to be subject to the terms hereof to the same extent as if they were the Holders hereunder.

        (v)   **No "Bad Actor" Disqualification**. The Holder represents and warrants that neither (A) the Holder nor (B) any entity that controls the Holder or is under the control of, or under common control with, the Holder, is subject to any Disqualification Event, except for Disqualification Events covered by Rule 506(d)(2)(ii) or (iii) or (d)(3) under the Securities Act and disclosed in writing in reasonable detail to the Company. The Holder represents that the Holder has exercised reasonable care to determine the accuracy of the representation made by the Holder in this paragraph and agrees to notify the Company if the Holder becomes aware of any fact that makes the representation given by the Holder hereunder inaccurate.

        (vi)   **Foreign Investors**. If the Holder is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended (the "Code")), the Holder hereby represents that he, she or it has satisfied itself as to the full observance of the laws of the Holder's jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Note, including (A) the legal requirements within the Holder's jurisdiction for the purchase of the Securities, (B) any foreign exchange restrictions applicable to such purchase, (C) any governmental or other consents that may need to be obtained, and (D) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. The Holder's subscription, payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Holder's jurisdiction.

      (vii) **No General Solicitation**. The Holder acknowledges that it is not acquiring the Note pursuant to any general solicitation and that the Holder did not (i) receive or review any advertisement, article, notice or other communication published in a newspaper or magazine or similar media or broadcast over television or radio, whether closed circuit, or generally available, with respect to the Note; or (ii) attend any seminar, meeting or industry investor conference whose attendees were invited by any general solicitation or general advertising regarding the Note.

      (viii) **Forward-Looking Statements**. With respect to any forecasts, projections of results and other forward-looking statements and information provided to the Holder, the Holder acknowledges that such statements were prepared based upon assumptions deemed reasonable by the Company at the time of preparation. There is no assurance that such statements will prove accurate, and the Company has no obligation to update such statements.

      5. **EVENTS OF DEFAULT**.

      (a) Upon the occurrence and continuance of any Event of Default (as defined below), at the option and upon the declaration of the Requisite Holders and upon written notice to the Company (which election and notice shall not be required in the case of an Event of Default under subsection (ii) or (iii) below), this Note shall accelerate, and all principal and unpaid accrued interest shall become due and payable. The occurrence of any one or more of the following shall constitute an "Event of Default":

      (i) The Company violates any provisions of the Notes and fails to cure such violation within fifteen 15 days of notice thereof from the Requisite Holders;

      (ii) The Company files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any assignment for the benefit of creditors or takes any corporate action in furtherance of any of the foregoing; or

      (iii) An involuntary petition is filed against the Company (unless such petition is dismissed or discharged within 60 days under any bankruptcy statute now or hereafter in effect, or a custodian, receiver, trustee, assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of any property of the Company).

      (b) In any action to enforce the terms of this Note, the prevailing party will be entitled to an award of its reasonable attorneys' fees and other related costs.

      6. **TAX WITHHOLDING.** If the Company is required to remit to any governmental authority an amount of money which represents a withholding from amounts paid or considered paid to the Holder, then the Holder agrees to provide the Company with the funds, in immediately available U.S. dollars, so that the Company has the funds to remit to such governmental authority. In all events, any amounts will be considered paid for the benefit of the Holder. The Holder hereby authorizes the Company to make any withholding required by law. The Holder agrees to provide to the Company a Form W-9 or comparable form as requested by the Company or, if the Holder is not a United States person, the appropriate version of Form W-8.

7. MISCELLANEOUS PROVISIONS.

(a) **Waivers.** The Company hereby waives demand, notice, presentment, protest and notice of dishonor.

(b) **Further Assurances**. The Holder agrees and covenants that at any time and from time to time the Holder will promptly execute and deliver to the Company such further instruments and documents and take such further action as the Company may reasonably require in order to carry out the full intent and purpose of this Note and to comply with state or federal securities laws or other regulatory approvals.

(c) **Transfers of Notes**. This Note may be transferred only (i) in compliance with this instrument and (ii) upon its surrender to the Company for registration of transfer, duly endorsed, or accompanied by a duly executed written instrument of transfer in form satisfactory to the Company. Thereupon, this Note shall be reissued to, and registered in the name of, the transferee, or a new Note for like principal amount and interest shall be issued to, and registered in the name of, the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

(d) **Market Standoff**. The Holder hereby agrees that the Holder shall not, without the prior written consent of the managing underwriter, sell, dispose of, transfer, make any short sale of, grant any option for the purchase of, or enter into any hedging or similar transaction with the same economic effect as a sale of, any shares of common stock (or other securities) of the Company held by the Holder (other than those included in the registration) and ending on the date specified by the Company and the managing underwriter (such period not to exceed 180-day period following the effective date of the initial public offering of the Company). The Holder agrees to execute and deliver such other agreements as may be reasonably requested by the Company or the managing underwriters that are consistent with the foregoing or that are necessary to give further effect thereto. In addition, if requested by the Company or the managing underwriter for of common stock (or other securities of the Company), the Holder shall provide, within ten days of such request, such information as may be required by the Company or such representative in connection with the completion of any public offering of the Company's securities pursuant to a registration statement filed under the Securities Act. The obligations described in this paragraph shall not apply to a registration relating solely to employee benefit plans on Form S-1 or Form S-8 or similar forms that may be promulgated in the future, or a registration relating solely to a transaction on Form S-4 or similar forms that may be promulgated in the future. In order to enforce the foregoing covenant, the Company may impose stop-transfer instructions with respect to such common stock (or other securities of the Company) until the end of such period. The Holder agrees that any transferee of any of the Securities (or other securities of the Company) held by the Holder shall be bound by this paragraph. The underwriters of the Company's stock are intended third-party beneficiaries of this paragraph and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Notwithstanding the foregoing, this paragraph shall be applicable to the Holder only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 1% of the Company's outstanding common stock (after giving effect to the conversion into common stock of all outstanding preferred stock). This Section 7(d) shall survive the termination or expiration of this Note.

(e) **Amendment and Waiver**. Any term of this Note may be amended or waived with the written consent of the Company and the Requisite Holders; *provided, however*, that such amendment or waiver must apply to all outstanding Notes. Any modification, amendment or waiver that (a) reduces the principal amount of this Note, or (b) affects the Holder in a materially disproportionate manner relative to its effect on any other holder of the Notes shall also require the consent of the Holder. Upon the effectuation of such amendment or waiver in conformance with this paragraph, the Company shall promptly give written notice thereof to the Holder if the Holder has not previously consented to such amendment or waiver in writing.

(f)   Governing Law; Venue. This Note shall be governed by and construed under the laws of the State of Delaware, as applied to agreements among residents of the State of Delaware, made and to be performed entirely within the state of the State of Delaware, without giving effect to conflicts of laws principles. The venue for any dispute arising out of or related to this Note will lie exclusively either in the state or federal courts located in New Castle County, Delaware or the jurisdiction in which the principal office of the Company is located, and the parties to this Note irrevocably waive any right to raise forum non conveniens or any other argument that New Castle County, Delaware or the jurisdiction in which the principal office of the Company is located is not the proper venue. The parties to this Note irrevocably consent to personal jurisdiction in the state and federal courts of the State of Delaware and the jurisdiction of the principal office of the Company.

(g)   Waiver of Jury Trial. THE HOLDER HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY RELATING TO THIS NOTE OR THE TRANSACTIONS CONTEMPLATED HEREBY, WHETHER BASED ON CONTRACT, TORT, OR ANY OTHER THEORY.

(h)   Binding Agreement. The terms and conditions of this Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Note, expressed or implied, is intended to confer upon any third party any rights, remedies, obligations, or liabilities under or by reason of this Note, except as expressly provided in this Note.

(i)   Counterparts. This Note may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Any signed counterpart of this Note may be delivered by electronic transmission (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) with the same legal force and effect for all purposes as delivery of an originally signed agreement.

(j)   Titles and Subtitles. The titles and subtitles used in this Note are used for convenience only and are not to be considered in construing or interpreting this Note.

(k)   Notices. All notices, requests, or other communications required or permitted to be delivered hereunder shall be delivered in writing, in each case to the address specified below or to such other address as such party may from time to time specify by written notice in compliance with this section. Notices (i) if mailed by certified or registered mail or sent by hand or overnight courier service shall be deemed to have been given when received or (ii) if sent by email or other electronic means shall be deemed received upon receipt by the sender of an acknowledgment from the intended recipient.

(l)   Expenses. The Company and the Holder shall each bear its respective expenses and legal fees incurred with respect to the negotiation, execution and delivery of this Note and the transactions contemplated herein.

(m)   Delays or Omissions. It is agreed that no delay or omission to exercise any right, power or remedy accruing to the Holder, upon any breach or default of the Company under this Note shall impair any such right, power or remedy, nor shall it be construed to be a waiver of any such breach or default, or any acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. It is further agreed that any waiver, permit, consent or approval of any kind or character by the Holder of any breach or default under this Note, or any waiver by the Holder of any provisions or conditions of this Note, must be in writing and shall be effective only to the extent specifically set forth in writing and that all remedies, either under this Note, or by law or otherwise afforded to the Holder, shall be cumulative and not alternative.

(n)   Entire Agreement. This Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof and no party shall be liable or bound to any other party in any manner by any representations, warranties, covenants and agreements except as specifically set forth herein.

(o) **Exculpation among Holders**. The Holder acknowledges that the Holder is not relying on any person, firm or corporation, other than the Company and its officers and Board members, in making its investment or decision to invest in the Company.

(p) **Senior Indebtedness**. The indebtedness evidenced by this Note is subordinated in right of payment to the prior payment in full of any Senior Indebtedness in existence on the date of this Note or hereafter incurred. "Senior Indebtedness" shall mean, unless expressly subordinated to or made on a parity with the amounts due under this Note, all amounts due in connection with (i) indebtedness of the Company to banks or other lending institutions (including equipment lessors and commercial finance lenders) regularly engaged in the business of lending money (excluding venture capital, investment banking or similar institutions and their affiliates, which sometimes engage in lending activities but which are primarily engaged in investments in equity securities), and (ii) any such indebtedness or any debentures, notes or other evidence of indebtedness issued in exchange for such Senior Indebtedness, or any indebtedness arising from the satisfaction of such Senior Indebtedness by a guarantor.

(q) **Confidentiality**. The Holder shall not in any way disclose any Confidential Information of the Company that the Holder may receive from time to time to any third party and shall not use the Confidential Information of the Company for any purpose other than to monitor its investment in the Company. The Holder will treat all Confidential Information with the same degree of care as it accords its own Confidential Information, but in no case less than reasonable care. Notwithstanding the foregoing, the Holder may disclose the Company's Confidential Information to its attorneys, accountants or other professionals who are bound by confidentiality to the extent necessary to obtain their services in connection with monitoring the Holder's investment in the Company. "Confidential Information" means information concerning a party's business, finances, property or technology not generally known to the public which is either identified as "Confidential" at the time of disclosure or which under the circumstances surrounding the disclosure should reasonably be considered to be Confidential Information

(r) **California Corporate Securities Law**. THE SALE OF THE SECURITIES WHICH ARE THE SUBJECT OF THIS AGREEMENT HAS NOT BEEN QUALIFIED WITH THE COMMISSIONER OF CORPORATIONS OF THE STATE OF CALIFORNIA AND THE ISSUANCE OF SUCH SECURITIES OR THE PAYMENT OR RECEIPT OF ANY PART OF THE CONSIDERATION THEREFOR PRIOR TO SUCH QUALIFICATION OR IN THE ABSENCE OF AN EXEMPTION FROM SUCH QUALIFICATION IS UNLAWFUL. PRIOR TO ACCEPTANCE OF SUCH CONSIDERATION BY THE COMPANY, THE RIGHTS OF ALL PARTIES TO THIS AGREEMENT ARE EXPRESSLY CONDITIONED UPON SUCH QUALIFICATION BEING OBTAINED OR AN EXEMPTION FROM SUCH QUALIFICATION BEING AVAILABLE.

[Signature pages follow]

The parties have executed this **CONVERTIBLE PROMISSORY NOTE** as of the date first noted above.

AUTISM OPTIMISM ILLINOIS, INC.

By:_____
        Name:
        Title:

HOLDER:

Name of Holder: _____

By: _____

Name: _____

Title: _____

Email: _____

Address: _____

_____